Exhibit 99.3

A2Z Announces Unaudited Results for the Q1 ‘22 - Three Months Ended March 31, 2022

Revenues up 180% on Q ‘21

TEL AVIV, ISRAEL / May 16, 2022 / A2Z Smart Technologies Corp. (“A2Z” or the “Company”) (Nasdaq: AZ) (TSXV: AZ), is pleased to announce its results for the three months ended March 31, 2022, alongside an operational update.

Results Highlights:

Financials:

●	Revenues of $1.4 million for the three months ended March 31, 2022 as compared the $516 thousand for the same period in 2021 and US$487 thousand for the fourth quarter of 2021, representing a 180% same period in 2021 and 197% increase on the Q4’ 2021

●	Total assets of US$15.6 million as of March 31, 2022 as compared to net assets of US$14.1 million, including cash and cash equivalents of US$5.7 million as of March 31, 2022.

●	Shareholders’ equity remains unchanged at US$10.9 million.

Operations:

●	Completion of the closing of the acquisition of Isramat during the first quarter of 2022. This strategic acquisition vertically integrates certain manufacturing capabilities for the production of A2Z’s Cust2Mate smart cart while complementing existing contract manufacturing partnerships to support anticipated worldwide growth.

●	The Company has received an increased order from Yochanaov, bringing the total order to US$10 million, which included a US$1.75 million down payment received by the Company in May 2022. The Company has already commenced the deliver of Smart Carts in Q1 2021 and expected to complete delivery of this order by October 2022.

●	During Q1 2022, the Company has initiated X new pilots in X countries. X pilots are now on-going

Mr. Bentsur Joseph, CEO of A2Z Smart Technologies Corp., commented on the results “We are delighted with the way we have started 2022. The acquisition of Isramat was completed in late January and the integration into the A2Z group is proceeding smoothly. The increased order for Yochananov, a leading Israeli supermarket chain, is a further validation of our lead product and testimony that it is working. We anticipate that our existing pilots with other customers will produce further orders already in the coming quarters. As we continuing to ramp up manufacturing and increase delivery of our Smart Carts which we anticipate that we will continue to drive our revenue line. The increased revenue in the first quarter is already a testimony to this. Finally, our strong balance sheet and increased revenues will enable the Company to expand its operations in order to meet the anticipated increased orders.”

About A2Z Smart Technologies Corp

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is the world’s first proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities — that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Contact Information:

IMS Investor Relations

John Nesbett/Jennifer Belodeau

Telephone: 203.972.9200

Email: a2z@imsinvestorrelations.com